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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68494

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CreativeOneSecurities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6330 Sprint Parkway, Suite 400
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Hayes	609-642-6593	shayes@pattentraining.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/03	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Eisenhauer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CreativeOne Securities, LLC_____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MISTY NELSON
Notary Public, State of Kansas
My Appointment Expires
11/09/2026

Notary Public

Signature: _____

Title: _____
President & Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CreativeOne Securities, LLC
(Formerly Known as Client One Securities, LLC)
Report Pursuant to Rule 17a-5(d)
Financial Statements and Supplemental Information
For the Year Ended December 31, 2023

CreativeOne Securities, LLC
Table of Contents
December 31, 2023

Report of Independent Registered Public Accounting Firm

The Board of Managers
CreativeOne Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for CreativeOne Securities, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I and II (the Schedules) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Overland Park, Kansas
March 28, 2024

We have served as the Company's auditor since 2017.

CreativeOne Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	2,349,642
Due from other broker dealers		1,179,692
Prepaid expenses and other assets		148,524
Total Assets	$	3,677,858

Liabilities and Member's Equity
Liabilities

Accounts payable and accrued liabilities	$	147,901
Commissions payable		1,259,227
Deferred investment advisory representative renewal fees		239,028
Total Liabilities		1,646,156
Member's Equity		2,031,702
Total Liabilities and Member's Equity	$	3,677,858

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Commission revenues		
Sales commissions	$	15,648,808
Trailing commissions		1,813,284
Advisory revenue		23,105,915
Other revenue		2,090,363
Interest income		65,836
Total Revenues		42,724,206
Expenses		
Commissions and fees paid to representatives		33,933,682
Advisory fees		778,175
Clearing fees		399,223
Technology and communications		1,764,631
Regulatory fees and expenses		349,455
Salaries and other employment costs		2,041,396
Promotional costs and seminars		330,165
General and administrative		1,041,053
Total Expenses		40,637,780
Net Income	$	2,086,426

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Balance at December 31, 2022	$	1,945,276
Distributions to Member		(2,000,000)
Net income		2,086,426
Balance at December 31, 2023	$	2,031,702

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	2,086,426
Adjustments to reconcile net income to net cash		
from operating activities:		
Changes in assets and liabilities:		
Decrease in due from other broker dealers		46,985
Decrease in prepaid expenses and other assets		25,977
Decrease in accounts payable and accrued liabilities		(311,391)
Decrease in commissions payable		(16,422)
Decrease in deferred fees		(45,873)
Net cash provided by operating activities		1,785,702
Cash flows from financing activities		
Capital distributed to Member		(2,000,000)
Net cash flow used in financing activities		(2,000,000)
Net decrease in cash and cash equivalents		(214,298)
Cash and cash equivalents, beginning of year		2,563,940
Cash and cash equivalents, end of year	$	2,349,642

The accompanying notes are an integral part of these financial statements.

CreativeOne Securities, LLC
Notes to Financial Statements
December 31, 2023

Note 1 – General and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

CreativeOne Securities, LLC (formerly known as Client One Securities, LLC, the Company) is a limited liability company organized under the laws of the state of Kansas, with its home office located in Overland Park, Kansas. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii) and Footnote 74, whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles and to general practices within the broker-dealer industry.

The Company is registered as an investment advisor with the SEC. As a registered investment advisor, the Company is required to adhere to rules and regulations identified in the U.S. Investment Advisers Act of 1940.

The Company is a wholly owned subsidiary of Creative One Marketing Corporation (the Parent).

Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to accounts belonging to clients of Investment Advisory Representatives (IARs) on the Company's corporate and third-party advisory platforms. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate and third-party advisory platforms is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on clients' portfolio values. The constraint is removed once the portfolio value can be determined. Generally, fees are billed on a monthly or quarterly basis based on each account's asset value at the end of the preceding month or quarter, respectively. Advance payments, if received, are deferred and recognized during the periods for which services are provided. There were no advance payments as of December 31, 2023.

Other Revenue

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, mainly those who offer alternative investments, such as non-traded real estate investment trusts and business development companies and other miscellaneous revenues. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers. The Company recognized $605,968 for these revenues in 2023.

The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, or a percentage of the average annual amount of product sponsor assets held in accounts belonging to IAR clients, or as a percentage of new sales, or a combination thereof. As the value of product sponsor assets held in IAR client accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. The Company's revenues from sponsors were $149,750 for the year ended December 31, 2023.

The Company provides support to its RRs and IARs throughout the year, including fee revenues from training, insurance coverage and payment of regulatory fees, transaction services revenues, and other services. Fee revenues may be generated from registered representatives or their clients. Fee revenues primarily include IRA custodian fees, contract and licensing fees, and other client account fees. In addition, the Company hosts conferences that serve as training, education, sales, and marketing events, for which a fee is charged for attendance. Fee revenues are recognized when the Company satisfies its performance

obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life. Transaction service revenue primarily includes fees the Company charges to RRs and IARs and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transaction service revenue is recognized at the point-in-time that a transaction is executed, which is generally the trade date.

The Company charges its RRs and IARs an annual fee which covers initial registration, insurance and training costs. These fees are generally collected in November and December for the following year. The Company recognizes revenue on registration fees and insurance coverage payments made on behalf of its RRs and IARs at the point in time the payments are made, and at an amount equal to the cost of the payments made, resulting in no effect on net income. The remaining fees collected are not identifiable with specific obligations performed and are therefore recognized on a straight-line basis over the coverage period. The Company's total revenues from RR and IAR support fees and transaction services charged to RRs and IARs were $1,334,645 for the year ended December 31, 2023. As of December 31, 2022, the Company had $284,901 of liabilities recorded for deferred RR and IAR renewal fees, all of which were recognized as income in 2023. As of December 31, 2023, the Company had $239,027 of liabilities recorded for deferred RR and IAR renewal fees, which will be recognized as income during 2024.

Allowance for Credit Losses

The Company has performed an evaluation of the collectability of its receivables. Because of the daily settlement with the Company's counterparties, the amount of unsettled credit exposures is limited to the amount owed for the Company for a very short period of time. The Company has not recorded an allowance for credit losses due to there being no history of losses on those receivables. All receivables from broker-dealers and clearing organizations recorded as of December 31, 2023 and 2022 ($1,179,692 and $1,226,677, respectively) have been subsequently collected.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

(g) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At

December 31, 2023, the Company had net capital of $1,812,663 and was $1,702,919 in excess of its required net capital of $109,744. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.00.

Note 3 – Related Party Transactions

Effective January 1, 2022, the Company entered into a Shared Services & Expense Agreement (the Agreement) with its Parent whereby the Parent provides administrative support including legal, accounting, human resources, information technology and other services. The Company also rents its facilities from its Parent through the Agreement which expired December 31, 2023. The lease agreement and all of its terms and conditions are between the Parent and its landlord and the Company has no security obligations with regard to the Parent's lease. Therefore, the lease does not require the recording of a net lease asset and lease liability on the Company's balance sheet or have a material impact on the earnings and cash flows as of December 31, 2023. The Company recorded $105,513 of short-term lease expense during 2023.

The financial statements include the following items related to the Agreement with the Parent:

Statement of Financial Condition

Accounts payable and accrued liabilities	$ 29,115

Statement of Operations

Salaries and other employment costs	20,181
Promotional costs and seminars	99,457
General and administrative	424,310

The Company has a sub-advisory agreement with CreativeOne Wealth, LLC (C1 Wealth, formerly known as Change Path, LLC), an affiliate.

The financial statements include the following items related to the Agreement with C1 Wealth:

Statement of Financial Condition

Prepaid expenses and other assets	$ 5,785
Accounts payable and accrued liabilities	19,847

Statement of Operations

Advisory revenue	35,982
Salaries and other employment costs	55,484
Advisory fees	224,197

The Company and its affiliates are related parties under common control, and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 4 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $82,902 for the year ended December 31, 2023.

Note 5 – Non-Qualified Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan through its Parent to key employees as determined by the CEO. The effective date of the plan was May 1, 2019. The Company provided a 100% match to employee contributions for the year ended December 31, 2023. Employer contributions vest ratably over five years of service. The Company contributed $12,500 to the plan for the year ended December 31, 2023.

Note 6 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker dealers under clearing agreements. Although the Company clears its transactions through other securities broker dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker dealer. At December 31, 2023, there were no amounts to be indemnified to the clearing brokers.

As of December 31, 2023, 98% of the Company's cash and cash equivalents were maintained with two financial institutions in the United States and are subject to credit risk to the extent those balances exceed Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations. The Company's deposits at those two institutions are in excess of federally insured limits.

Note 7 – Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2023. The Company does not have any guarantees or other commitments as of December 31, 2023.

Note 8 - Subsequent Events

Subsequent events are events or transactions that occur after the date of the balance sheet but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through March 29, 2024, and noted no events which required disclosure.

Supplemental Information

CreativeOne Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 2,031,702
Deductions and/or charges:	
Non-allowable assets:	
Due from other broker dealers	(65,496)
Prepaid expenses and other assets	(148,524)
Net capital before haircuts on securities positions	1,817,682
Haircuts on securities positions	(5,019)
Net Capital	$ 1,812,663

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:	
Accounts payable and accrued liabilities	$ 147,901
Commissions payable	1,259,227
Deferred investment advisory representative renewal fees	239,028
Total aggregate indebtedness	$ 1,646,156

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 109,744
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 109,744
Net capital in excess of required minimum	$ 1,702,919
Ratio: aggregate indebtedness to net capital	0.91 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17A-5 as of December 31, 2023 as amended.

CreativeOne Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirments
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2023

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company effectuates all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. The Company's other business activities are considered non-covered under Footnote 74.   Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Pershing LLC.

CreativeOne Securities, LLC
Exemption Report
For the Year Ended December 31, 2023

Report of Independent Registered Public Accounting Firm

The Board of Managers
CreativeOne Securities, LLC

We have reviewed management's statements, included in the accompanying CreativeOne Securities, LLC Exemption Report, in which:

1. CreativeOne Securities, LLC (the Company) claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2. The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception; and

3. The Company states the Company is also filing the exemption report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company's management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Overland Park, Kansas
March 28, 2024

CREATIVEONE SECURITIES, LLC
EXEMPTION REPORT

CreativeOne Securities, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)[ii].

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CREATIVEONE SECURITIES, LLC

I, Jeff Eisenhauer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: **President**

Sign: _Jeff Eisenhauer_   Date: March 25, 2024

Jeff Eisenhauer
President/CCO
CreativeOne Securities, LLC
6330 Sprint Parkway Overland Park, KS. 66211
SEC Filing #8-68494 Firm ID# 152974

